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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____)*

                             Quality Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                747578409
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard W. Cohen
              Robinson Brog Leinwand Greene Genovese & Gluck, P.C.
 1345 Avenue of the Americas, New York, NY 10105-0143, Telephone (212)586-4050
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 7, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 747578409                        13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Richard W. Cohen

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

     00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            333,332
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
                         0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                        333,332
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     333,332
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

Item 1.  Security and Issuer.

                  The securities to which this statement (the "Schedule 13D") relates are the shares of Common Stock (the "Stock") of Quality Products, Inc. (the "Company"). The Company's principal executive office is located at 560 Dublin Avenue, c/o Multipress,
Inc., Columbus, Ohio 43215.

Item 2.  Identity and Background.

                  This Schedule 13D is filed by Richard W. Cohen (the "Reporting Person"). The Reporting Person's business address is c/o Robinson Brog Leinwand Greene Genovese & Gluck P.C., 1345 Avenue of the Americas, 31st Floor, New York, New York 10105- 0143, and he is a citizen of the United States. The Reporting Person's principal employment is as an attorney at Robinson Brog Leinwand Greene Genovese & Gluck P.C., 1345 Avenue of the Americas, New York, New York 10105-0143. During the last five years, the Reporting Person has not been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The purchase of a 50% interest in the Company's "6% Convertible Note due August 31, 2001" (the "Note") was effected on August 7, 1997 on behalf of the Reporting Person by Murray Koppelman ("Koppelman") through his wholly-owned corporation, Eastlake Securities, Inc. ("Eastlake") which advanced $162,500 (the "Advance") on behalf of the Reporting Person. The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than an Agreement dated August 7, 1997 between Eastlake and the Reporting Person (the "Agreement"). The Agreement provided that (i) the Reporting Person had a 50% interest in the Note, including all proceeds deriving therefrom and (ii) that the Reporting Person shall pay to Eastlake $162,500 within 30 days of Koppelman's demand. The Advance does not bear interest. The Reporting Person has served as Eastlake's and Koppelman's legal counsel in numerous matters, and has served as the Company's legal counsel in numerous matters. As of August 29, 1997, the Reporting Person and Koppelman converted $100,000 principal amount of the Note into 133,333 shares of Common Stock (the "Conversion") of which 66,666 shares were issued to the Reporting Person and 66,667 shares were issued to Koppelman, and the Company agreed to issue new $200,000 notes (the "New Notes") to each of the Reporting Person and Koppelman, each convertible into Common Stock at the rate of $.75 per share, or up to 266,666 shares for each $200,000 principal amount.

Item 4.  Purpose of Transaction.

                  The Stock acquired by the Reporting Person was acquired and is being held as an investment. The Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person (other than pursuant to the Note) of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  The Reporting Person owns beneficially, in the aggregate, 333,332 shares of Common Stock representing the 66,666 shares issued August 29, 1997 and the 266,666 shares issuable upon conversion of the $200,000 principal amount of the New Notes issued by the Company to the Reporting Person. Based on the 2,395,680 shares of Stock outstanding as reflected on the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997, plus the 133,333 shares issued August 29, 1997 to the Reporting Person and Koppelman upon the Conversion, and the 266,666 additional shares issuable to the Reporting Person upon conversion of his New Note, the Reporting Person's 333,332 shares constitute approximately 11.9% of the shares of Stock outstanding. The Reporting Person has the sole power to vote and direct the vote or to dispose and direct the disposition of the Stock which he owns. Koppelman acquired this interest on behalf of himself and the Reporting Person in a private transaction from the original holder of the Note, on or about August 7, 1997, for an aggregate purchase price of $325,000, of which $162,500 was advanced on behalf of the Reporting Person by Koppelman. As of August 29, 1997, the Reporting Person and Koppelman each converted $50,000 principal amount (an aggregate of $100,000 principal amount) of the Note into 66,666 shares and 66,667 shares of Common Stock, respectively and agreed to exchange the Note for the New Notes.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

                  The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Agreement (as defined below). The Agreement provided that (i) the Reporting Person had a 50% interest in the Note, including all proceeds deriving therefrom and (ii) that the Reporting Person shall pay to Koppelman $162,500 within 30 days of written demand. The Reporting Person is also aware of an agreement between the Company and Eastlake pursuant to which the Company, with Eastlake's assistance as placement agent, is conducting a "best efforts" private offering of the Company's securities.

Item 7.  Material to be Filed as Exhibits.

                  EX 99.1 Agreement dated August 7, 1997 between Koppelman and the Reporting Person.

                  EX 99.2 $200,000 principal amount 6% note dated as of August 29, 1997 issued by the Company to the Reporting Person.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




September 23, 1997                  /s/Richard W. Cohen
------------------                  -------------------
                                      Richard W. Cohen